UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of Director

Our former independent director of the board of directors of the Company (the “Board”), the chairman of the audit committee (the “Audit Committee”), a member of the nominating and corporate governance committee (the “Nominating Committee”), and the compensation committee (the “Compensation Committee”) of the Board, Mr. To Wai Suen, passed away on January 17, 2025. He was our trusted and valued supporter and was set to accomplish great goals with us. To his family members and loved ones, we send our deepest condolences on the loss of a very special person.

To fill the vacancies on the Board, on January 31, 2025, the Nominating Committee recommended, and the Board appointed, Mr. Jie Zhong to serve as an independent director, the chairman of the Audit Committee, and a member of the Nominating Committee, and the Compensation Committee, effective January 31, 2025.

Since December 2013, Mr. Zhong has served as the chief executive officer and the chief financial officer of Shenzhen Boyan Technology Development Co., Ltd., where he is fully responsible for the company's daily operations and management activities. From November 2008 to December 2012, Mr. Zhong was the Vice General Manager at Shenzhen Baina Jiuzhou Technology Ltd., where he improved the standard operating procedures, and managed the overall operations of the company. Mr. Zhong earned a bachelor's degree in finance and economics from Southwestern University of Finance and Economics in June 2008.

Mr. Zhong entered into a director offer letter with the Company, which establishes certain terms and conditions governing his service to the Company. The director offer letter is qualified in its entirety by reference to the complete text of the director offer letter, the form of which is furnished hereto as Exhibit 99.1.

Mr. Zhong does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of the Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: February 6, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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